Exhibit 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

PRESS RELEASE

MI DEVELOPMENTS CALLS SPECIAL MEETING

TO CONSIDER REORGANIZATION PROPOSAL

May 30, 2008, Aurora, Ontario, Canada – MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) today announced that it has called a special meeting of shareholders (the “Special Meeting”) to be held in Toronto on July 24, 2008 to consider the reorganization proposal (the “Reorganization Proposal”) received by MID on March 31, 2008 on behalf of various MID shareholders, including entities affiliated with Frank Stronach, MID’s controlling shareholder. The Reorganization Proposal is supported by over 50% of MID’s Class A shareholders and approximately 95% of Class B shareholders. For details on the terms of the Reorganization Proposal, please refer to the proposal term sheet, which is posted on MID’s website at www.midevelopments.com.

The Board of Directors of MID has constituted a Special Committee of the Board to review and make recommendations relating to the Reorganization Proposal. The Special Committee is currently engaged in reviewing the Reorganization Proposal and neither the Special Committee nor the Board has made any decisions or recommendations with respect thereto.  The Board may postpone or cancel the Special Meeting at any time.

If implemented, the Reorganization Proposal would be carried out by way of a court-approved plan of arrangement under Ontario law, requiring at least two-thirds of the votes cast by each class of MID’s shareholders in favour of the proposal at the Special Meeting. In addition, the reorganization would be subject to applicable regulatory approvals, including those contained in Multilateral Instrument 61-101. The proposed reorganization is also conditional on, among other things, Magna International Inc.’s participation in the proposed transaction.  The Reorganization Proposal contemplates MID calling the Special Meeting by May 30, 2008 and closing the transaction no later than July 30, 2008.  The Reorganization Proposal is subject to certain material conditions and there can be no assurance that the transaction contemplated by the Reorganization Proposal will be completed.

About MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe.  MID also acquires land that it intends to develop for mixed-use and residential projects.  MID holds a controlling interest in Magna Entertainment Corp., North America’s number one owner and operator of horse racetracks, based on revenue, and one of the world’s leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information about this press release, please contact Richard Smith, MID’s Executive Vice-President and Chief Financial Officer, at 905-726-7507.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities legislation.  Forward-looking statements may include, among others, statements relating to the reorganization proposal and the terms and conditions of such proposal.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions are used to identify forward-looking statements.  Forward-looking statements should not be read as guarantees of future events or results and will not necessarily be accurate indications of whether or the times at or by which such future events or results will be achieved.  Undue reliance should not be placed on such statements.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements.  Important factors that could cause such differences include, but are not limited to, the risks set forth in the “Risk Factors” section in MID’s Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID’s Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review.  The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements.  Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.